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                                   EXHIBIT 12

                    STATEMENT OF COMPUTATION OF OTHER RATIOS

                                                                    (Dollars in thousands, except per share data)
For the year ended December 31:                      1996                 1995            1994          1993               1992
                                                     ----                 ----            ----          ----               ----
Net income                                            158,701       $   141,814      $   137,084     $  131,324        $  114,445
Less:  preferred stock dividends                           --                --               --             --                --
                                                           --                --               --             --                --
                                                  -----------       -----------      -----------     ----------        ----------
Net income available to common shareholders       $   158,701       $   141,814      $   137,084     $  131,324        $  114,445

Average common equity                               1,013,370           972,665          887,541        802,016           712,624
Average total equity                                1,000,841           960,858          884,415        802,016           712,624
Average assets                                     12,251,860        11,674,214       10,761,022      9,718,875         9,200,850
Primary net income per common share*              $      3.39       $      2.96      $      2.88     $     2.76        $     2.45
Dividends per common share*                       $      1.27       $      1.16      $      1.07     $      .97        $     0.82

Ratios:

Return on average common equity                         15.66%            14.58%           15.45%         16.37%            16.06%
    (net income available to common shareholders
    divided by average common equity)

Return on average total equity                          15.86%            14.76%           15.50%         16.37%            16.06%
    (net income divided by average total equity)

Return on average assets                                 1.30%             1.21%            1.27%        1.35%               1.24%
    (net income divided by average assets)

Average total equity to average assets                   8.17%             8.23%            8.22%        8.25%               7.75%

Dividend payout ratio                                    37.5%             39.2%            37.2%        35.1%               33.5%
    (dividends per common share divided by
    net income per common share)

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*  Per share amounts are shown adjusted for a 5% stock dividend paid on August
   15, 1995, and July 25, 1996, and a 3-for-2 stock split paid September 1992.